UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2003
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 0.15

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-09969	                                  10/31/2002

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

BBH Broad Market Fixed Income Portfolio
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4. Address of principal executive office (number,street,city,state,zip code):



63 Wall Street, New York, New York 10005
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT










INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Trustees of:

BBH Broad Market Fixed Income Portfolio
BBH High Yield Fixed Income Portfolio
BBH International Equity Portfolio
BBH Money Market Portfolio
BBH Pacific Basin Equity Portfolio
BBH U.S. Equity Portfolio
BBH European Equity Fund (a series of BBH Fund, Inc.)
BBH Inflation-Indexed Securities Fund (a series of BBH Fund, Inc.)
BBH International Equity Fund (a series of BBH Fund, Inc.)
BBH Tax-Efficient Equity Fund (a series of BBH Fund, Inc.)
BBH Tax Exempt Money Fund (a series of BBH Trust)
BBH Tax Free Short/Intermediate Fixed Income Fund (a series of BBH Trust) BBH U.S. Treasury Money Fund (a series of BBH Trust)


We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that BBH Broad Market Fixed Income Portfolio, BBH High Yield Fixed Income Portfolio, BBH International Equity Portfolio, BBH Money Market Portfolio, BBH Pacific Basin Equity Portfolio, BBH U.S. Equity Portfolio, BBH European Equity Fund, BBH Inflation-Indexed Securities Fund, BBH International Equity Fund, BBH Tax-Efficient Equity Fund, BBH Tax Exempt Money Fund, BBH Tax Free Short/Intermediate Fixed Income Fund, and BBH U.S. Treasury Money Fund (collectively the "Funds") complied with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 31, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2002, and with respect to agreement of security purchases and sales, for the period from September 30, 2002 (the date of our last examination) through October 31, 2002:

1. Count and inspection of all securities located in the vault of the Custodian in Boston without prior notice to management;

2.  Confirmation of all securities held in book entry form by The
Depository Trust Company, Federal Reserve Bank of New York and various sub-custodians;

3. Reconciliation of all such securities to the books and records of the Funds and the Custodian;

4. Agreement of a sample of security purchases and sales or maturities for the period from September 30, 2002 (the date of our last examination) through October 31, 2002 from the books and records of the Funds to broker trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2002 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors and Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


December 20, 2002

DELOITTE & TOUCHE
Boston, Massachusetts






December 20, 2002

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

We, as members of management of BBH Broad Market Fixed Income Portfolio, BBH High Yield Fixed Income Portfolio, BBH International Equity Portfolio, BBH Money Market Portfolio, BBH Pacific Basin Equity Portfolio, BBH U.S. Equity Portfolio, BBH Fund, Inc. (comprised of BBH European Equity Fund, BBH Inflation-Indexed Securities Fund, BBH International Equity Fund, BBH Tax-Efficient Equity Fund) and BBH Trust, (comprised of BBH Tax Exempt Money Fund, BBH Tax Free Short/Intermediate Fixed Income Fund, and BBH U.S. Treasury Money Fund) (collectively, the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of October 31, 2002, and from September 30, 2002 through October 31, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2002, and from
September 30, 2002 through October 31, 2002, with respect to securities reflected in the investment account of the Funds.

ON BEHALF OF:
BBH Broad Market Fixed Income Portfolio
BBH High Yield Fixed Income Portfolio
BBH International Equity Portfolio
BBH Money Market Portfolio
BBH Pacific Basin Equity Portfolio
BBH U.S. Equity Portfolio
BBH European Equity Fund (a series of BBH Fund, Inc.)
BBH Inflation-Indexed Securities Fund (a series of BBH Fund, Inc.)
BBH International Equity Fund (a series of BBH Fund, Inc.)
BBH Tax-Efficient Equity Fund (a series of BBH Fund, Inc.)
BBH Tax Exempt Money Fund (a series of BBH Trust)
BBH Tax Free Short/Intermediate Fixed Income Fund (a series of BBH Trust) BBH U.S. Treasury Money Fund (a series of BBH Trust)



Michael D. Martins
Vice President and Treasurer


Timothy J. Connelly
President